10029944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
APR 15 2010
Washington, DC
110

SEC FILE NUMBER
8- 52103

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23200 Cass Avenue
(No. and Street)

Woodland Hills (City) California (State) 91364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.D.A. Financial Services, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 8 day of April, 2010 by Richard A. Leach proved to me on the basis of satisfactory evidence to be the person who appeard before me.

Notary Public

By: [signature]
Signature

Manager
Title

OLGA LEIER
Commission # 1734603
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDA Financial Services, LLC

23200 Cass Avenue
Woodland Hills, CA 91364
Telephone (818)225-9529
Telefacsimile (818)225-9049
E-mail: idafinancial@earthlink.net

April 9, 2010

Attn: Keith A. Llorens, Examination Manager
FINRA
300 South Grand Avenue
Suite 1600
Los Angeles, CA 90071-3126

Via U.S. Mail

SEC Mail Processing
Section

APR 15 2010

Washington, DC
110

Re: IDA Financial Services, LLC

Dear Mr. Llorens:

We have received your March 30, 2010 letter addressed to Craig H. Waldenmaier, as President of IDA Financial Services, LLC. A copy of the March 30th letter is enclosed for your convenient reference.

The letter stated that our 2009 audited financial statements did not contain original signature on the Oath or Affirmation page, and therefore, were not in compliance with SEC Rule 17a-5(d). However, we believe that the above referenced audited financial statements did contain original signature of Richard A. Leach, Manager of IDA Financial Services, LLC on the Oath or Affirmation page. We also believe that Mr. Leach's original signature was properly notarized for compliance with the Rule. We left messages for Mr. Lettice, as instructed in your March 30th letter, on April 1st and April 5th, to clarify this matter. Mr. Lettice called me back today and informed us that the Facing Page your office received looks like a copy and not the original. Therefore, we are enclosing another set of the original Form X-17A-5 Part III Facing Page which has been executed by Richard A. Leach, in order to comply with your request. Please be aware that we noticed that the sample Facing Page you enclosed with your March 30th letter does not contain a California jurat, so to be cautious, we prepared two different kinds of the Facing Page (one without a jurat and one with a jurat as was originally submitted as part of the LLC's 2009 audited financial statements). We hope that you find either Facing Page satisfactory.

Lastly, please be informed that even though Craig H. Waldenmaier is 100% owner of CMC Enterprises, Inc. which is the 100% owner of IDA Financial Services, LLC, the LLC is managed by Richard A. Leach. Mr. Waldenmaier is not the President of IDA Financial Services, LLC.

If you have any questions or require additional information, please let us know.

Respectfully,

Mayu Sakuma

Enclosure: Form X-17A-5 Part II Facing Page

Cc: SEC Regional District Office
SEC Washington, D.C. Office
Breard & Associates, Inc., Certified Public Accountants

FINRA

Financial Industry Regulatory Authority

BY CERTIFIED MAIL [7006 3450 0003 7791 9467]

March 30, 2010

SEC Mail Processing
Section

APR 15 2010

Washington, DC
110

Craig H. Waldenmaier
President
I.D.A. Financial Services, LLC
23200 Cass Avenue
Woodland Hills, CA 91364

RE: I.D.A. Financial Services, LLC

Dear Mr. Waldenmaier:

This acknowledges receipt of your 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. No **original** signature on the Oath or Affirmation page.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC regional of district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 13, 2010**. Questions may be addressed to Robert Lettice, Regulatory Coordinator at (213) 613-2630.

Sincerely,

Keith A. Llorens
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Chief Regulatory Coordinator, Securities and Exchange Commission
Breard & Associates, Inc., Certified Public Accountants